

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Amit Tandon
President
Emerging Growth Acquisitions I, Inc.
250 Park Avenue, 7th Floor
New York, New York 10177

> **Re:** **Emerging Growth Acquisitions I, Inc.**
> **Registration Statement on Form 10-12G**
> **Amended February 8, 2011**
> **File No. 000-54130**

Dear Mr. Tandon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.  We note that the acknowledgments contained on the last page of your response letter were provided by counsel. In connection with your response to our comments, please provide us with the acknowledgments of the registrant rather than counsel.

2.  Given that your registration statement filed on September 24, 2010 became effective sixty days after filing per Section 12(g) of the Exchange Act, please ask your affiliates to tell us when they intend to file the statements required by Section 16 of the Exchange Act.

Item 1. Business, page 1

(b) Business of Issuer, page 1

3.      Please reconcile your disclosure in the first sentence of the second paragraph of this section with your disclosure in the last sentence of the first paragraph of Note 1 on page F-15.

Item 5. Directors and Executive Officers, page 8

4.      Please reconcile your disclosure in the first paragraph of this section that you do not currently have a Chief Financial Officer with your disclosure in the first paragraph of "(B) Stock Issued for Services" on page F-17.

Item 7. Certain Relationships and Related Transactions . . . , page 10

5.      Please reconcile your disclosure here with your disclosure in Note 2 on page F-16, Note 3 on page F-17, and Note 4 on pages F-17 to F-18, and update your disclosure here as appropriate to reflect transactions that occurred subsequent to your fiscal year end.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amit Tandon
Emerging Growth Acquisitions I, Inc.
February 24, 2011
Page 3

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,


Amanda Ravitz
Assistant Director

cc (via facsimile):     Gregg E. Jaclin – Anslow & Jaclin, LLP